UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015

Commission File Number: 001-35466

GasLog Ltd.
(Translation of registrant’s name into English)

c/o GasLog Monaco S.A.M.
Gildo Pastor Center
7 Rue du Gabian
MC 98000, Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

The press release issued by GasLog Ltd. on July 1, 2015 announcing the closing of its previously announced sale of three liquefied natural gas (“LNG”) carriers, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, to GasLog Partners LP is included as Exhibit 99.1 and is incorporated herein by reference.

Exhibit	Description

99.1	Press Release dated July 1, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 1, 2015
GASLOG LTD.

	by:	/s/ Paul Wogan
Name: Paul Wogan
Title: Chief Executive Officer